Filed by Multi-Fineline Electronix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MFS Technology Ltd.

Commission File No. 000-50812

WBL CORPORATION LIMITED

(Incorporated in the Republic of Singapore)

(Company Registration No. 191200028Z)

PROPOSED DISPOSAL OF SHARES IN MFS TECHNOLOGY LTD

TO MULTI-FINELINE ELECTRONIX, INC.

1.	INTRODUCTION

1.1	Pre-Conditional Offer. The Board of Directors of WBL Corporation Limited (“Wearnes”) refers to its announcement on 30 March 2006 (the “Announcement”) which stated that Wearnes had given an undertaking (the “Undertaking”) to M-Flex to (inter alia) accept, in respect of its entire shareholding in MFS, the proposed voluntary conditional general offer (“VGO”) by Multi-Fineline Electronix, Inc. (“M-Flex”) to acquire all the issued ordinary shares (the “MFS Shares”) in the capital of MFS Technology Ltd (“MFS”), when the VGO is made.

The purpose of this Announcement is to provide an update to stockholders of Wearnes (“Wearnes Stockholders”) on the proposed disposal of the entire shareholding of Wearnes in MFS (“Proposed Disposal”) to M-Flex in the VGO and to inform Wearnes Stockholders that an extraordinary general meeting of Wearnes Stockholders will be convened as soon as practicable to seek approval of Wearnes Stockholders for the Proposed Disposal and to receive, as consideration, new shares of M-Flex Common Stock (as defined below), when the VGO is made by M-Flex.

1.2	Principal Terms of the VGO. M-Flex had announced on 30 March 2006 that the VGO, when made, will be made in accordance with the Singapore Code on Take-overs and Mergers, the rules of the Singapore Exchange Securities Trading Limited (“SGX-ST”) and the U.S. Securities and Exchange Commission (“SEC”), as applicable. The VGO will be conditional on M-Flex receiving valid acceptances of not less than 64.0% of the MFS Shares and is subject to the satisfaction of certain conditions, including the stockholders of M-Flex passing the necessary resolutions to approve, implement and effect the VGO and the acquisition of the MFS Shares at a special meeting of the stockholders of M-Flex. In the event that the stockholders of M-Flex do not approve the necessary resolutions in connection with the VGO at the special meeting of the stockholders of M-Flex, M-Flex will not proceed with the making of the VGO. The consideration to be offered to holders of the MFS Shares in the VGO may be summarised as follows:

(a)	in the event M-Flex receives valid acceptances in respect of less than 90 per cent. of the MFS Shares (other than those already held by M-Flex, its related corporations or their respective nominees as at the date of the VGO), the consideration per MFS Share shall be equal to, in the alternative (to be determined at the election of each MFS shareholder):

(i)	S$1.15 for each MFS Share tendered; or

(ii)	0.0145 new shares of M-Flex Common Stock (“M-Flex Common Stock”) for each MFS Share tendered; and

(b)	in the event M-Flex receives valid acceptances in respect of not less than 90 per cent. of the MFS Shares (other than those already held by M-Flex, its related corporations or their respective nominees as at the date of the VGO), the consideration per MFS Share shall be equal to, in the alternative (to be determined at the election of each MFS shareholder):

(i)	S$1.20 for each MFS Share tendered; or

(ii)	0.0145 new shares of M-Flex Common Stock for each MFS Share tendered.

Any MFS shareholder who elects to receive new shares of M-Flex Common Stock as consideration for each MFS Share tendered will be required, as a condition thereof, to agree not to sell any of such new shares of M-Flex Common Stock for a period of six months after the closing of the VGO, if it closes. An MFS shareholder may choose to receive as consideration either cash or new shares of M-Flex Common Stock, but not a combination of both.

1.3	Pre-Conditions. As M-Flex is a U.S. corporation listed on Nasdaq National Market (“NASDAQ”), it is subject to the relevant U.S. and SEC legal requirements and regulations, as well as the rules of the NASDAQ stock market (collectively, the “US Rules”). Under the applicable US Rules, the VGO will require the approval of the M-Flex stockholders for, inter alia, the issuance of new shares of M-Flex Common Stock. The pre-conditions which have to be fulfilled prior to M-Flex making the VGO included:

(a)	the issuance by the SEC of an “effectiveness order” with respect to the registration statement that will be filed by M-Flex that will contain the proxy statement to be sent to the M-Flex stockholders and the offer document to be sent to the MFS shareholders; and

(b)	the approval, if required, of the Wearnes Stockholders, for Wearnes to accept the VGO, when made by M-Flex, and tender its MFS Shares.

The original deadline for fulfillment of all pre-conditions was 31 December 2006. On 5 January 2007, M-Flex announced that, in compliance with a ruling of the Securities Industry Council, the deadline was extended to 31 March 2007.

2.	THE UNDERTAKING

2.1	Terms. Pursuant to the terms of the Undertaking, Wearnes had agreed that it:

(a)	shall, in the event that Wearnes determines that approval of its stockholders is required in order to implement or effect the acceptance of the VGO, promptly take all required action to seek the approval of its stockholders to the acceptance of the VGO, including, without limitation, convening a stockholders’ meeting as soon as practicable to seek its stockholders’ approval for the acceptance of the VGO and for all other matters related to or in connection therewith;

(b)	shall, subject to obtaining its stockholders’ approvals (if required) as contemplated by paragraph (a) above, cause each of its subsidiaries or nominees to, take each of the following actions, to the extent allowed under applicable laws and regulations:

(i)	tender the MFS Shares held by Wearnes or its subsidiaries or nominees to M-Flex pursuant to the terms of the VGO and to elect to receive, as consideration for such tender, new shares of M-Flex Common Stock in lieu of cash (in connection with such tender, Wearnes agrees to hold harmless M-Flex and its officers, directors and subsidiaries, against any potential tax liability Wearnes or its subsidiaries (other than M-Flex and M-Flex’s subsidiaries) may incur in connection with such tender); and

(ii)	appear at any meeting of the stockholders of M-Flex (in person or by proxy) to cause the shares of M-Flex Common Stock held by Wearnes to be counted as present at that meeting for purposes of establishing a quorum; and vote (or cause to be voted) all shares of M-Flex Common Stock held by Wearnes (i) in favour of and to approve the VGO and all such matters related to or in connection therewith and otherwise in such manner as may be necessary to implement or effect the VGO; and (ii) against any action, proposal, agreement or transaction, including but not limited to, any competing offer or transaction, the purpose or effect of which would be to prevent, delay, postpone or materially and adversely affect the VGO and/or any matters related to or in connection therewith. In connection with this undertaking, Wearnes shall, and shall cause each of its subsidiaries to, deliver, within two (2) business days of the request of the Special Committee of the Board of Directors of M-Flex, an irrevocable proxy form, with respect to all shares of M-Flex Common Stock held by Wearnes, and thereby irrevocably appoint Philip A. Harding (the CEO of M-Flex), with full power of substitution, as its attorney, agent and proxy to vote or consent (or cause to be voted or consented) all such shares of M-Flex Common Stock held by Wearnes in favour of the VGO and in favour of all such matters related to or in connection therewith and otherwise in such manner as may be necessary to implement or effect the VGO at any special or general meeting of the stockholders of M-Flex held to obtain such approval;

(c)	shall not, except as contemplated by the Undertaking and the terms of the VGO, and shall cause each of its subsidiaries, not to:

(i)	sell, transfer, tender, assign, pledge, encumber, contribute to the capital of any entity, hypothecate, give or otherwise dispose of, grant a proxy or power of attorney with respect to, deposit into any voting trust or enter into a voting arrangement or agreement, or create or permit to exist any liens of any nature whatsoever with respect to, any of its interests in the MFS Shares held by Wearnes or the shares of M-Flex Common Stock held by Wearnes (or agree or consent to, or offer to do, any of the foregoing);

(ii)	take any action that would have the effect of preventing or adversely affecting it from performing its obligations under the undertakings described in paragraphs 2.1(a) to (e); or

(iii)	directly or indirectly, initiate, solicit or encourage any person to take actions that could reasonably be expected to lead to the occurrence of any of the foregoing;

(d)	shall not sell, transfer, tender, assign, pledge, encumber, contribute to the capital of any entity, hypothecate, give or otherwise dispose of, grant a proxy or power of attorney with respect to, deposit into any voting trust or enter into a voting arrangement or agreement, or create or permit to exist any liens of any nature whatsoever with respect to, any of its interests in any subsidiary that beneficially owns any of the MFS Shares held by Wearnes or the shares of M-Flex Common Stock held by Wearnes (or agree or consent to, or offer to do, any of the foregoing); and

(e)	shall, and shall cause each of its subsidiaries, to do all such acts and things and to execute all such documents as may be required to give full effect to the undertakings described in paragraphs 2.1(a) to (d) above.

2.2	Expiry of the Undertaking. The Undertaking expired in accordance with its terms on 31 December 2006.

3.	SHAREHOLDINGS

3.1	Current Holdings in M-Flex and MFS. As at the date of this Announcement:

(a)	Wearnes, through its subsidiary, Wearnes Technology (Private) Limited (“WT”), holds 364,506,000 MFS Shares, representing an effective interest of approximately 55.3% in MFS; and

(b)	Wearnes, through its subsidiaries, WT and United Wearnes Technology Pte Ltd, holds in aggregate 14,817,052 shares of the outstanding M-Flex Common Stock, representing an effective interest of approximately 55.5% in M-Flex.

3.2	Holdings in M-Flex after completion of the Proposed Disposal. Following the completion of the Proposed Disposal, Wearnes’ effective interest in M-Flex will be:

(a)	approximately 63.4%, assuming only Wearnes elects to receive as consideration new shares of M-Flex Common Stock; and

(b)	approximately 55.3%, assuming all MFS shareholders (including Wearnes) accept the VGO and elect to receive as consideration new shares of M-Flex Common Stock.

4.	INFORMATION ON WEARNES

Wearnes is a company incorporated in Singapore and listed on the Main Board of the SGX-ST. Operating globally, Wearnes and its subsidiaries (the “Wearnes Group”) form an international group with extensive interests in three core areas of business:

(a)

technology manufacturing, which comprises the manufacture of a wide range of electronic interconnect solutions such as flexible printed circuits (“FPC”) and printed circuit boards (“PCB”), the manufacture of die-cast precision parts, components and the provision of contract assembly for top tier original equipment manufacturers customers in the telecommunication, computer, consumer electronics, automotive and industrial electronics industries;

(b)	technology solutions, which comprises the supply and installation of telecommunications, broadcasting, security, and surveillance, lighting and multimedia industries, as well as the provision of network solutions and high value-added technical and engineering services, and the provision of Bluetooth solutions; and

(c)	automotive distribution, which comprises the distribution of passenger and commercial vehicles and sale of automotive components.

In addition, Wearnes has an investments portfolio which includes companies which undertake property development, silica mining, production and distribution of agro technology and biomedical products and investments in financial services and IT companies.

Wearnes’ FPC business is undertaken by its two subsidiaries, MFS and M-Flex.

5.	INFORMATION ON MFS

5.1	MFS. MFS is a provider of FPC interconnect solutions, covering the design, manufacture and distribution of a wide spectrum of FPCs. MFS also has the expertise to provide the corresponding turnkey component assembly and application engineering services. Headquartered in Singapore since 1989, MFS currently manufactures FPCs from its facilities in Singapore, Malaysia and China and PCBs in China. MFS was listed on the Official List of the Singapore Exchange Dealing and Automated Quotation System on 16 January 2002. On 7 May 2004, MFS was upgraded to the Main Board of the SGX-ST.

5.2	MFS Shares. As at 30 September 2006, based on Wearnes’ effective interest, the book value of the MFS Shares held by Wearnes was approximately S$91 million and the net tangible asset value of such MFS Shares was approximately S$91 million. Based on the volume-weighted average price of MFS Shares on the SGX-ST on 15 March 2007 (being the last market day on which MFS Shares were traded on the SGX-ST preceding the date of this Announcement), the total market capitalisation of MFS Shares was approximately S$528 million.

6.	INFORMATION ON M-FLEX

M-Flex is engaged in similar businesses as MFS, namely in the design, manufacture, assembly and distribution of FPCs and PCBs. M-Flex was originally incorporated in the State of California in the United States of America in 1984 and re-incorporated in the State of Delaware in the United States of America in 2004. M-Flex was listed in June 2004 and the M-Flex Common Stock is traded on the NASDAQ.

7.	RECONSIDERATION OF THE VGO

7.1	Reconsideration of the VGO. Following the expiry of the Undertaking on 31 December 2006, the Wearnes Board, in discharge of its fiduciary duties to its stockholders, was duty bound to reconsider the transaction and whether it continued to be in the interest of Wearnes Stockholders to vote in favour of the VGO at the stockholders’ meeting of M-Flex, and whether to tender its MFS shares for either M-Flex Common Stock or for cash.

7.2	Key Factors Considered by the Wearnes Board in the Original Decision. M-Flex has a track record of more than 20 years as a provider of FPCs and component assembly solutions to the electronics industry, currently with a business presence in a number of countries including China, Japan, Taiwan, and the United States. MFS has a strong history as an interconnect solutions provider, specializing in design, manufacture and assembly of a broad range of FPC products with major operations in Singapore, China and Malaysia.

7.2.1	The strategic and operational synergies which M-Flex expected to result from the VGO, if made and completed, included the following:

(a)	M-Flex expected to have the expanded scale to pursue additional product programs in support of the growing demand for handsets. In terms of historical revenues, the combined group would become the second largest company in the world for flex and flex assembly manufacturing.

(b)	M-Flex expected to leverage the available capacity at MFS’ established manufacturing operations in China and Malaysia.

(c)	M-Flex expected the acquisition will move it towards its stated strategy of achieving customer diversification.

(d)	M-Flex believed the acquisition will enhance its design capabilities by allowing it to tap into MFS’ Singapore-based design centre. MFS’ design centre has developed new product platforms, many of which are targeted to high-growth Asian markets.

(e)	M-Flex expected to enhance marketing resources and research and development activities through expanded geographic presence to broaden the development and accelerate the capture of new customer opportunities and new product applications.

(f)	M-Flex expected to reduce exposure to risks related to geographic concentration with added facilities in other countries.

7.2.2	The financial synergies which M-Flex expected to result from the VGO, if made and completed, included the following:

(a)	M-Flex expected to realize a reduction in overall effective tax rate through expansion of its operations and activities in countries with lower tax rates.

(b)	M-Flex expected to improve operational efficiencies by streamlining the manufacturing capabilities of both companies.

(c)	M-Flex expected to decrease manufacturing costs, primarily related to purchased materials, commonly used by both M-Flex and MFS.

7.3	Strategic, Operational and Financial Synergies. Having taken into account the advice of its professional advisers and considered all relevant factors relating to both M-Flex and MFS, including the factors which supported the Wearnes Board’s original decision to support the making of the VGO by M-Flex as set out above, the Wearnes Board is of the view that the strategic, operational and financial synergies which are anticipated to arise from making MFS a subsidiary of M-Flex are still achievable and would contribute to making the Wearnes Group one of the top FPC manufacturing groups in the world. Whilst in the past year the market has softened and affected the performances of both MFS and M-Flex, there are signs of an upturn in the market and of improved performance from both entities. The Wearnes Board fully appreciates that the market in which both M-Flex and MFS operate in is extremely competitive, and does not underestimate the issues that may arise in integrating the operations of M-Flex and MFS. However, the Wearnes Board is of the view that the benefits arising from the strategic, operational and financial synergies in the longer term will outweigh these potential difficulties.

7.4	Cash Consideration. As stated above, in the VGO, a MFS shareholder may choose to receive either cash or new shares of M-Flex Common Stock as consideration for his MFS Shares, but not a combination of both. In relation to the option of receiving cash as consideration, the Wearnes Board is of the view that Wearnes, as the majority shareholder of M-Flex, has to also take into consideration the funding and debt servicing capabilities of its subsidiary, M-Flex, as well as the ongoing financial impact on M-Flex in light of the substantial debt burden that would arise if Wearnes opted for a cash consideration. M-Flex would require approximately US$522 million in cash (at S$1.20 per MFS Share) assuming all MFS shareholders (including Wearnes) opted for the cash consideration in the VGO (as compared to an amount of approximately US$236 million if all MFS shareholders (except Wearnes) opted for the cash consideration). Such a heavy debt burden could severely impact M-Flex’s financial performance on an ongoing basis. This would not be in the interest of the Wearnes Group as a whole.

7.5	M-Flex Common Stock Consideration. In the event Wearnes elects to receive 0.0145 new shares of M-Flex Common Stock for each MFS Share tendered, the market value of the M-Flex Common Stock which Wearnes will receive as consideration based on the closing price of M-Flex Common Stock on 15 March 2007 is approximately S$152 million.

7.6	Net Profit. Based on Wearnes’ effective interest, the net profit attributable to MFS Shares for the financial quarter ended 31 December 2006 was approximately S$6 million. In the event the VGO proceeds to completion and assuming that Wearnes accepts the VGO and disposes of its MFS Shares to M-Flex in exchange for new shares of M-Flex Common Stock, there will be no gain or loss on the Proposed Disposal as MFS will remain a subsidiary of Wearnes.

7.7	Board’s Conclusion. In the light of the foregoing considerations, the Wearnes Board is of the view that it would continue to be in the interests of Wearnes to continue to proceed with the Proposed Disposal and to tender its MFS Shares for M-Flex Common Stock when the VGO is made by M-Flex.

8.	APPROVAL OF WEARNES STOCKHOLDERS

8.1	Major Transaction. The relative figures for the Proposed Disposal computed on the bases set out in Rule 1006 (“Rule 1006”) of the SGX-ST Listing Manual, and based on the latest announced unaudited consolidated financial statements of the Wearnes Group for the financial period ended 31 December 2006 and the cash consideration currently being considered by M-Flex, are as follows:

Rule 1006	Bases	%
(a)	Net asset value of the MFS Shares compared with the net asset value of the Wearnes Group	13.78
(b)	Net profits (1) attributable to the MFS Shares to be disposed of compared with the Wearnes Group’s net profits	28.42
(c)	The consideration compared with market capitalization (2) of Wearnes	47.18
(d)	Number of equity securities issued by the company as consideration for an acquisition, compared with the number of equity securities previously in issue	NA

Notes:

(1)	‘Net profits’ is defined as profit before income tax, minority interest and exceptional items.
(2)

The market capitalisation of Wearnes is based upon 209,749,360 Wearnes Stock Units (net of Treasury shares) in issue as at 15 March 2007 at the volume weighted average price of S$4.42 per Wearnes Stock Unit transacted on 15 March 2007.

As the relative figures under Rule 1006 (b) and (c) exceed 20 per cent., the Proposed Disposal by Wearnes constitutes a major transaction as defined in Chapter 10 of the SGX-ST Listing Manual. Accordingly, the Proposed Disposal is subject to the approval of the Wearnes Stockholders, unless such approval is waived by the SGX-ST.

8.2	EGM. In April 2006, Wearnes sought and was granted a waiver by the SGX-ST to convene a Wearnes Stockholders’ meeting to seek the approval of the Wearnes Stockholders for the Proposed Disposal. The waiver was granted on the basis of, inter alia, the audited consolidated financial statements of Wearnes for the financial year ended 30 September 2005. Given the relatively long time that has passed since the VGO was originally announced by M-Flex on 30 March 2006, the basis upon which the waiver was granted by the SGX-ST in April 2006 is no longer applicable. In compliance with Chapter 10 of the SGX-ST Listing Manual, the Wearnes Board will convene an EGM as soon as practicable to seek the approval of the Wearnes Stockholders for the Proposed Disposal of MFS shares for new shares of M-Flex Common Stock, when the VGO is made by M-Flex.

9.	FINANCIAL EFFECTS

9.1	Assumptions. Purely for illustrative purposes, the financial effects of the Proposed Disposal on the share capital, the net asset value (“NAV”) per Wearnes Stock Unit, the net tangible assets (“NTA”) per Wearnes Stock Unit, the earnings per Wearnes Stock Unit (“EPS”), and gearing of Wearnes, based on the audited consolidated financial statements of the Wearnes Group for the financial period ended 30 September 2006 and taking into account Wearnes’ interest in M-Flex following completion of the VGO, are set out below. These financial effects are calculated based on the following assumptions:

(a)	following the completion of the VGO, Wearnes will hold 63.6% [i] of M-Flex;
(b)	all MFS shareholders, other than Wearnes, accept the VGO for cash consideration; and
(c)	Wearnes tenders all its MFS Shares in the VGO and receives new shares of M-Flex Common Stock as consideration.

9.2	Share capital. The Proposed Disposal will not have any impact on the share capital of Wearnes.

9.3	NAV. Assuming that the Proposed Disposal had been completed on 30 September 2006, being the end of the most recently completed financial year of Wearnes, the effect on the NAV per Wearnes Stock Unit for the financial period ended 30 September 2006 is as follows:

	Before the	After the
	Proposed Disposal	Proposed Disposal
NAV (S$ million)	678	678
NAV per Wearnes Stock Unit (S$)	3.24	3.24

[i]	This percentage is calculated based on the share capital of M-Flex of 24,443,371 shares of Common Stock as at 30 September 2006.

9.4	NTA. Assuming that the Proposed Disposal had been completed on 30 September 2006, being the end of the most recently completed financial year of Wearnes, the effect on the NTA per Wearnes Stock Unit for the financial period ended 30 September 2006 is as follows:

	Before the	After the
	Proposed Disposal	Proposed Disposal
NTA (S$ million) (1)	615	309
NTA per Wearnes Stock Unit (S$)	2.94	1.48

Note:

(1)

There is a decrease in NTA as a result of goodwill recorded on consolidation from the acquisition of approximately 44.7% of MFS from the minority shareholders of MFS for cash by M-Flex. Had this been computed based on the Wearnes Group’s effective share of the goodwill, NTA of the Wearnes Group and NTA per Wearnes Stock Unit, following the completion of the Proposed Disposal, would have been S$413 million and S$1.98 respectively.

9.5	Earnings. Assuming that the Proposed Disposal had been completed on 1 October 2005, being the beginning of the most recently completed financial year of Wearnes, the effect on the EPS for the financial period ended 30 September 2006 is as follows:

	Before the Proposed Disposal	After the Proposed Disposal
Profit attributable to the Wearnes Stockholders (S$ million)	59	51ii
Weighted average number of Wearnes Stock Units	208,113,000	208,113,000
Basic EPS (S$)	0.283	0.247 ii

9.6

Gearing. Assuming that Wearnes receives as consideration new shares of M-Flex Common Stock and all other MFS shareholders holding 44.7% of the MFS Shares accept the VGO and elect to receive the cash consideration, M-Flex would need to fund the purchase of this 44.7% of the MFS Shares through external borrowings, and the net gearing ratio iii of Wearnes will increase from 0.2781 before the Proposed Disposal to 0.8100 after the completion of the Proposed Disposal.

ii	The computation of these effects does not take into account the positive impact which is expected to arise from operational and financial synergies following completion of the VGO.

iii	Net gearing ratio refers to the ratio of net borrowings against shareholders’ equity. Net borrowings is defined as total borrowings less cash and cash equivalents.

10.	SEC “EFFECTIVENESS ORDER”

The Wearnes Board is of the view that M-Flex must obtain, without further delay and by 31 March 2007, the issuance by the SEC of an “effectiveness order” with respect to the registration statement that will be filed by M-Flex that will contain, inter alia, the proxy statement to be sent to the M-Flex stockholders.

11.	DIRECTORS’ SERVICE CONTRACTS

No person is proposed to be appointed as a director of Wearnes in connection with the Proposed Disposal. Accordingly no service contract is proposed to be entered into between Wearnes and any such person.

12.	INTERESTS OF DIRECTORS AND CONTROLLING STOCKHOLDERS

Mr Tan Choon Seng, who is a director of Wearnes, is also a director of M-Flex. Dr Cham Tao Soon, who is a director of Wearnes, is also a director and Chairman of MFS. Mr Soh Yew Hock, who is a director of Wearnes, is also a director of MFS. Save as disclosed in this Announcement, none of the directors or, as far as Wearnes is aware, controlling stockholders of Wearnes, has any interest, direct or indirect, in the Proposed Disposal.

13.	GENERAL

A circular containing further details of the Proposed Disposal and convening the EGM for the purpose of seeking the approval of Wearnes Stockholders will be despatched to Wearnes Stockholders in due course.

BY ORDER OF THE BOARD OF

WBL CORPORATION LIMITED

Tan Swee Hong (Ms)

Company Secretary

16 March 2007

Singapore